UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the Period Ended September 30, 2008

Commission File No. 000-53083

BBV VIETNAM S.E.A. ACQUISITION CORP.

61 Hue Lane, HaiBaTrung District
Hanoi, Vietnam
+84 49764136

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F x  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes  No

If Yes marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

CONDENSED BALANCE SHEETS
	September 30, 2008	December 31, 2007	*
	(Unaudited)
ASSETS
Assets:
Cash and cash equivalents	$52,221	$29,452
Prepaid expenses and other assets	81,078	-
Deferred offering costs	-	160,028
Restricted cash equivalents held in a trust account (Note 1)	41,400,000	-
Total assets	$41,533,299	$189,480

LIABILITIES AND SHAREHOLDERS EQUITY
Liabilities:
Accrued expenses	$111,056	$7,875
Note payable to shareholder	-	175,100
Deferred underwriters discount (Note 1)	1,449,000	-
Total current liabilities	1,560,056	182,975
Common stock subject to possible conversion 1,552,499 shares	11,985,292	-
Commitments and Contingencies
Shareholders equity:
Preferred stock, $0.0001 par value, 1,000,000 shares Authorized; none issued or outstanding

Common stock, $0.0001 par value, 50,000,000 shares authorized: 6,468,750 shares (which includes 1,552,499 subject to possible conversion) and 1,293,750 shares issued and outstanding at September 30, 2008 and December 31, 2007, respectively	647	129
Additional paid-in capital	27,937,053	24,871
Retained earnings (deficit) accumulated during the development stage	50,251	(18,495)
Total shareholders equity	27,987,951	6,505
Total liabilities and shareholders equity	$41,533,299	$189,480

* Derived from audited financial information.

See accompanying notes to the financial statements.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008	Period from August 8, 2007 (Inception) to September 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited

Interest income	$166,847	$437,048	$437,048
Formation and operating costs	(111,556)	(332,878)	(351,373)
Income before provision for income taxes	55,291	104,170	85,675
Provision for income taxes	(18,799)	(35,424)	(35,424)
Net income	$36,492	$68,746	$50,251
Net income per common share
Basic	$0.01	$0.01	$0.01
Diluted	$0.01	$0.01	$0.01
Weighted average number of common shares outstanding:
Basic	6,468,750	5,653,640	4,023,624
Diluted	7,054,974	6,137,191	4,339,436

See accompanying notes to the financial statements.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

CONDENSED STATEMENTS OF SHAREHOLDERS EQUITY

	Common Stock		Additional Paid-in	Retained Earnings (Deficit) Accumulated During the Development	Shareholders
	Shares	Amount	Capital	Stage	Equity
Issuance of common stock	1,293,750	$129	$24,871	-	$25,000
Net loss for the period from August 8, 2007 (inception) to December 31, 2007	-	-	-	(18,495)	(18,495)
Balance at December 31, 2007 (1)	1,293,750	129	24,871	(18,495)	6,505
Sale of 5,178,750 shares of common stock, net of underwriter discount and offering expenses (including 1,552,499 shares subject to possible conversion)	5,175,000	518	39,897,474	-	39,897,992
Reclassification from shareholders equity of proceeds from sale of 1,552,499 shares subject to possible conversion	-	-	(11,985,292)	-	(11,985,292)
Net income for the nine months ended September 30, 2008	-	-	-	68,746	68,746
Balance at September 30, 2008 (unaudited)	6,468,750	$647	$27,937,053	$50,251	$27,987,951

See accompanying notes to the financial statements

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30, 2008	Period from August 8, 2007 (Inception) to September 30, 2008
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$68,746	$50,251
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Prepaid expenses	(81,078)	(81,078)
Accrued expenses	103,181	111,056
Net cash provided by operating activities	90,849	80,229
Cash flows from investing activities
Cash equivalents transferred to restricted cash trust account	(41,400,000)	(41,400,000)
Net cash used in investing activities	(41,400,000)	(41,400,000)
Cash flows from financing activities:
Net proceeds from public offering	41,507,020	41,346,992
Proceeds from note payable to shareholder	-	200,100
Repayment of note payable to shareholder	(175,100)	(200,100)
Proceeds from sale of shares of common stock	-	25,000
Net cash provided by financing activities	41,331,920	41,371,992
Net increase in cash	22,769	52,221
Cash, beginning of period	29,452	-
Cash, end of period	$52,221	$52,221
Supplemental disclosure of non-cash financing activities:
Accrual of deferred underwriting fees	$1,449,000	$1,449,000

See accompanying notes to the financial statements

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1  Organization and Nature of Business Operations

Basis of Presentation:

The financial statements at September 30, 2008, for the three and nine months ended September 30, 2008, and for the period from August 8, 2007 (inception) to September 30, 2008 have been prepared by the Company and are unaudited. In the opinion of management, the accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission (the SEC) for interim financial statements. Accordingly, the unaudited financial statements do not include all information and notes required by accounting principles generally accepted in the United States of America for complete annual financial statements. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the year ending December 31, 2008 or for any subsequent period. These unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the period ended December 31, 2007 included in the Companys Special Annual Report on Form 10-K filed with the SEC on May 8, 2008. The accounting policies used in preparing these unaudited financial statements are consistent with those described in the December 31, 2007 audited financial statements.

BBV Vietnam S.E.A. Acquisition Corp. (the Company) was incorporated in the Republic of the Marshall Islands on August 8, 2007 for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar Business Combination with one or more operating businesses (Business Combination). The Company is considered to be in the development stage and is subject to the risks associated with development stage companies.

The registration statement for the Companys initial public offering (the Offering) was declared effective on February 8, 2008. The Company consummated the Offering (including shares sold pursuant to the underwriters exercise of their over-allotment option) on February 13, 2008 and, immediately prior to such Offering, the Companys underwriters, Robert H.J. Lee, Eric M. Zachs, Philip Katz, Eliezer R. Katz, and Nhin Sang purchased an aggregate of 1,873,684 warrants (Founder Warrants) at $0.95 per warrant from the Company in a private placement (the Private Placement). The net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a Business Combination with one or more operating business having their primary operations in Vietnam or any of the other countries of Asia. Net proceeds of $41,400,000 from the Offering and the Private Placement are held in a trust account (Trust Account) and will only be released to the Company upon the earlier of: (i) the consummation of a Business Combination; or (ii) the Companys liquidation. The proceeds in the Trust Account include Offering proceeds representing a deferred underwriting discount. Upon consummation of a Business Combination, $1,449,000, which constitutes the underwriters deferred discount, will be paid to the underwriters from the funds held in the Trust Account. Additionally, up to an aggregate of $1,150,000 (net of income taxes payable thereon) of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements. Additional funds from interest earned (net of taxes) may also be released to the Company to fund its income tax obligations.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1  Organization and Nature of Business Operations   (continued)

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Companys shareholders prior to the Offering (the Founders) have agreed to vote their 1,293,750 founding shares in accordance with the vote of the majority of the shares voted by all shareholders of the Company who purchased their shares in the Offering or the aftermarket (Public Shareholders) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares of common stock held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding up to 1,552,499 shares sold in the Offering may seek conversion of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares of common stock held by the Founders prior to the consummation of the Offering. In the event that a majority of the outstanding shares of common stock voted by the Companys Public Shareholders vote for the approval of the Business Combination, a majority of the outstanding shares of common stock may approve an amendment to the Companys amended and restated articles of incorporation allowing its perpetual existence and holders owning 30% or more of the outstanding common stock do not vote against both the Business Combination and the Extended Period (as defined below) and do not exercise their conversion rights, on a cumulative basis, the Business Combination may then be consummated.

If the Company does not execute a letter of intent, agreement in principle or definitive agreement for a Business Combination prior to 18 months from the date of the closing of the Offering, the Companys board will convene, adopt and recommend to its shareholders a plan of dissolution and distribution and file a proxy statement with the SEC seeking shareholder approval for such plan. If, however, a letter of intent, agreement in principle or definitive agreement for a Business Combination has been executed prior to 18 months from the date of the closing of the Offering, the Company will seek the consummation of that Business Combination. However, if the Company has entered into a letter of intent, agreement in principle or definitive agreement within 18 months following the closing of the Offering and management anticipates that the Company may not be able to consummate a Business Combination within the 24 months from the date of the closing of the Offering, the Company may seek to extend the time period within which it may complete its Business Combination to 36 months, by calling a special (or annual) meeting of shareholders for the purpose of soliciting their approval for such extension (the Extended Period). If the Company receives Public Shareholder approval for the Extended Period and holders of 30% or more of the shares held by Public Shareholders do not vote against the Extended Period and elect to convert their common stock in connection with the vote for the extended period, the Company will then have an additional 12 months in which to complete the initial Business Combination. If the Extended Period is approved, the Company will still be required to seek Public Shareholder approval before completing a Business Combination.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1  Organization and Nature of Business Operations   (continued)

In the event there is no Business Combination within the 24-month deadline (assuming the Extended Period is not approved) described above, the Company will dissolve and distribute to its Public Shareholders, in proportion to their respective equity interests, the amount held in the Trust Account, and any remaining net assets, after the distribution of the Trust Account. The Companys corporate existence will automatically cease at the end of the 36-month period if the Company has not received shareholder approval for an initial Business Combination. In the event of liquidation, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the Offering price per unit in the Offering.

A Public Shareholders election to convert common shares in connection with the vote on the Extended Period will only be honored if the Extended Period is approved. Public Shareholders who vote against the extended period and exercise their conversion rights will not be able to vote on the initial Business Combination. All other shareholders will be able to vote on the initial Business Combination

With respect to a Business Combination which is approved and consummated or a vote on the Extended Period which is approved, any Public Shareholders who voted against the Business Combination or Extended Period may contemporaneously with or prior to such vote exercise their conversion right and their shares of common stock would be cancelled and returned to the status of authorized but unissued shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination or vote on Extended Period, divided by the number of shares of common stock held by Public Shareholders at the closing of the Offering. Accordingly, Public Shareholders holding less than 30% of the aggregate number of shares owned by all Public Shareholders may seek conversion of their shares in the event of a Business Combination or vote on the Extended Period. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the founding shares held by Existing Shareholders (but not shares acquired in the Offering or in the secondary market) and the shares underlying the warrants.

Note 2  Summary of Significant Accounting Policies

Cash and Cash Equivalents  The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. Cash and cash equivalents principally consist of cash in a money market account.

Restricted Cash Equivalents Held in a Trust Account  Amounts held in a trust account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in securities of the United States Government.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2  Summary of Significant Accounting Policies  (continued)

Concentration of Credit Risk  Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Company does not believe the cash equivalents held in a trust account are subject to significant credit risk as the portfolio is invested in a money market fund that invests in securities of the United States government.

Income Taxes  The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or benefit is the tax payable (including any interest and penalties incurred during the period) or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. For the three months and nine months ended September 30, 2008, the Company recorded federal income tax expense of approximately $18,799 and $35,424, respectively.

Use of Estimates  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs  Deferred offering costs consist principally of legal, printing and engraving expenses that were related to the Offering. These costs were charged to additional paid-in capital at the closing of the Offering on February 13, 2008.

Common Stock Subject to Conversion  As discussed in more detail in Note 1, the Company will only proceed with a Business Combination if (1) it is approved by a majority of the votes cast by the Companys Public Shareholders and (2) Public Shareholders holding less than 30% (1,552,499) of the shares of common stock sold in the Offering exercise their conversion rights, which allows the Public Shareholders to receive their per share interest in the Trust Account. Accordingly, the Company has classified 1,552,499 shares of its common stock outside of permanent equity as Common stock subject to conversion at an initial conversion price of $7.72 on February 13, 2008. The Company recognizes changes in the conversion value as they occur and adjusts the carrying value of the common stock subject to conversion to be equal to its conversion value at the end of each reporting period. There has been no change to the conversion value between February 13, 2008 and September 30, 2008.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2  Summary of Significant Accounting Policies  (continued)

Fair Value of Financial Instruments  The fair values of the Company's assets and liabilities approximate their carrying amounts presented in the balance sheets at September 30, 2008 and December 31, 2007.

New Accounting Pronouncements   Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements". In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The input levels are as follows:

Level 1Quoted prices in active markets for identical assets or liabilities.
Level 2Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The adoption of this Statement did not have a material impact on the Company's consolidated results of operations and financial condition.
The following table presents certain of the Companys assets that are measured at fair value as of September 30, 2008. In general, fair values determined by Level 1 inputs utilize quoted prices in active markets and the fair values described below were determined through market, observable and corroborated sources.
		Quoted Prices in
		Active Markets
Description	September 30, 2008	(Level 1)
Cash and cash equivalents	$52,221	$52,221
Cash and cash equivalents held in Trust Account	41,400,000	41,400,000

Total	$41,452,221	$41,452,221

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2  Summary of Significant Accounting Policies  (continued)

In December 2007, the FASB issued SFAS No. 141 (R), which requires an acquirer to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 141 (R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS 141 (R) will significantly affect the accounting for future Business Combinations and management will determine the accounting as new combinations occur.

No other recently issued accounting pronouncements that became effective during the three months ended September 30, 2008 or that will become effective in a subsequent period has had or is expected to have a material impact on the Companys financial statements.

Net Income per Common Share  Basic net income per common share is computed by dividing net income by the weighted average number of shares outstanding during each period. Diluted net income per common share amounts reflect additional dilution for the Founder Warrants issued in the Private Placement immediately prior to the consummation of Companys Offering on February 13, 2008. Each Founder Warrant entitles the holder to purchase a share of common stock at an exercise price of $5.00 per share.

Note 3  Note Payable to Shareholder and Related Party Transactions

The Company issued an unsecured promissory note on September 20, 2007 in an aggregate principal amount of $200,100 to a shareholder of the Company. The loan was made to fund a portion of the organizational and offering expenses owed by the Company to third parties. The note was non-interest bearing and payable on the earlier of September 20, 2008 and the consummation of the Offering. As of September 30, 2008, the loan had been repaid in full.Due to the short-term nature of the note, the fair value of the note approximates its carrying amount.

Note 4  Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No preferred shares had been issued as of September 30, 2008.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes with the shares of common stock on a Business Combination.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 5  Warrants

At September 30, 2008, a total of 6,373,684 shares of common stock were reserved for issuance upon the exercise of Warrants. The Warrants will become exercisable on the later of (i) February 8, 2009 or (ii) the completion of a Business Combination.

Note 6  Commitments and Related Party Transactions

The Company presently occupies office space provided by an affiliate of one of the Founders. This affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on the effective date of the Offering.For the three and nine months ended, the Company has expensed $22,500 and $56,250, respectively related to these services.For the period from August 8, 2007 (Inception) to date, the Company has expensed $56,250 related to these services.

Pursuant to letter agreements by and among the Founders, the Company, and the underwriters, the Founders have waived their right to receive distributions with respect to their founding shares upon the Companys liquidation.

Robert H.J. Lee, Eric M. Zachs, Philip R. Katz, Eliezer R. Katz, Nhin Sang and the Companys underwriters purchased the 1,873,684 Founder Warrants for an aggregate purchase price of $1,780,000 in the Private Placement. This purchase was consummated immediately prior to the effective date of the registration statement relating to the Offering. All of the proceeds received from this purchase has been placed in the Trust Account. The Founder Warrants are identical to the warrants offered in the Offering, except that (i) the Founder Warrants are not subject to redemption so long as they are held by the original purchasers or their permitted transferees, (ii) the Founder Warrants may be exercised on a cashless basis so long as they are held by the original purchasers or their permitted transferees, while the warrants included in the units sold in the Offering cannot be exercised on a cashless basis, (iii) upon an exercise of the Founder Warrants, the holders of the Founder Warrants will receive unregistered shares of the Companys common stock, and (iv) subject to certain limited exceptions, the Founder Warrants are not transferable until they are released from escrow, as described below, which would only be after the consummation of a Business Combination. The Founder Warrants will be differentiated from warrants sold as part of the units in the Offering through legends contained on the certificates representing the Founder Warrants indicating the restrictions and rights specifically applicable to such Founder Warrants.

Exercising warrants on a cashless basis means that, in lieu of paying the aggregate exercise price for the shares of common stock being purchased upon exercise of the warrant in cash, the holder forfeits a number of shares issuable upon exercise of the warrant with a market value equal to such aggregate exercise price. Accordingly, the Company would not receive additional proceeds to the extent the Founder Warrants are exercised on a cashless basis. Warrants included in the units sold in the Offering are not exercisable on a cashless basis and the exercise price with respect to those warrants will be paid directly to the Company. The Founder Warrants have been placed in an escrow account at Continental Stock Transfer & Trust Company, acting as escrow agent, and will not be released from escrow until 60 days after the consummation of the Companys Business Combination.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 6  Commitments and Related Party Transactions - (continued)

Prior to their release from escrow, the Founder Warrants may be transferred (i) to the Companys directors, officers or employees or their affiliates, or (ii) to family members and trusts of permitted assignees for estate planning purposes or, upon the death of any such person, to an estate or beneficiaries of permitted assignees; in each case, such transferees will be subject to the same transfer restrictions as the original purchasers until after the Founder Warrants are released from escrow. If the purchaser or permitted transferees acquire warrants for their own account in the open market, any such warrants will be redeemable. If the Companys other outstanding warrants are redeemed and the market price of a share of the Companys common stock rises following such redemption, holders of the Founder Warrants could potentially realize a larger gain on exercise or sale of those warrants than is available to other warrant holders, although the Company does not know if the price of its common stock would increase following a warrant redemption.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Item 2.Managements Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company has based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as may, will, should, could, would, expect, plan, anticipate, believe, estimate, continue, intend, project, goal, potential, target, and similar terms or the negative of such terms. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in Risk Factors, as well as by future decisions by us. Further, the terms we and our as used throughout this Report on Form 6-K refer to BBV Vietnam S.E.A. Acquisition Corp., unless otherwise indicated.

The following discussion should be read in conjunction with our financial statements and related notes thereto included elsewhere in this report.

Overview

BBV Vietnam S.E.A. Acquisition Corp., or the Company, was incorporated in the Republic of the Marshall Islands on August 8, 2007 for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar Business Combination with one or more operating businesses. The Company intends to identify prospective acquisitions that are located in Asia. Our efforts to identify a prospective target business will not be limited to a particular industry or area in Asia, although the Company initially intends to focus our efforts on acquiring an operating business that has its primary operating facilities located in the Socialist Republic of Vietnam.

Results of Operations

Through September 30, 2008, our efforts have been limited to organizational activities and other activities relating to our Offering, identifying and evaluating prospective acquisition candidates, and general corporate matters; The Company have neither engaged in any operations nor generated any revenues, other than interest income earned on the net proceeds of our Private Placement and Offering currently held in a trust account maintained by Continental Stock Transfer and Trust Company. For the three and nine month periods ended September 30, 2008, The Company earned approximately $167,000 and $437,000 in interest income, respectively, of which approximately $437,000 was released to the Company for payment of working capital expenses as of September 30, 2008.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations (continued)

For the three months ended September 30, 2008, The Company had net income of approximately $36,000, which was attributable to approximately $167,000 of interest income on investments held in trust, offset by formation and operating costs of approximately $112,000 and income tax expense of approximately $19,000. For the nine months ended September 30, 2008, the Company had net income of approximately $69,000, which was attributable to approximately $437,000 of interest income on investments held in trust, offset by formation and operating costs of approximately $333,000 and income tax expense of approximately $35,000.

For the period from inception (August 8, 2007) through September 30, 2008, the Company had net income of approximately $50,000, which was attributable to approximately $437,000 of interest income on investments held in trust, offset by formation and operating costs of approximately $352,000 and income tax expense of approximately $35,000.

Liquidity and Capital Reserves

Our liquidity needs have been satisfied through September 30, 2008, by receipt of $25,000 in stock subscriptions from our founding shareholders and approximately $437,000 of interest income released to us from the Trust Account.

The Company consummated our Offering on February 13, 2008. Gross proceeds from the Offering were $41,400,000. Net proceeds from (i) the sale of our units in the Offering, after deducting offering expenses of approximately $420,000 and underwriting discounts and commissions of approximately $2,898,000 and (ii) the sale of the Founder warrants in the Private Placement that took place immediately prior to the closing of our Offering for an aggregate purchase price of $1,780,000, were $39,951,000. All of these net proceeds were placed in the Trust Account. An additional amount equal to 3.5% of the gross proceeds of the Offering, or $1,449,000, is also being held in the Trust Account and will be used to pay the underwriters a deferred fee upon the consummation of our initial Business Combination. Such amount will not be available for our use to acquire a target business. However, the underwriters have agreed that these deferred underwriting discounts and commissions will not be payable unless and until we consummate our initial Business Combination and (i) have waived their right to receive such payment upon the our liquidation if we are unable to complete an initial Business Combination and (ii) have agreed to forfeit a portion of such payment, on a pro rata basis, to pay converting shareholders. The Company expects that most of the amounts held in the Trust Account will be used as consideration to pay the sellers of a target business or businesses when the Company ultimately completes a Business Combination. The Company will use substantially all of the net proceeds of the Offering not held in the Trust Account to acquire, or acquire control of, a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating, and consummating the Business Combination. To the extent that our capital stock is used in whole or in part as consideration to effect a Business Combination, the amounts held in the Trust Account as well as any other net proceeds not expended will be used to finance the operations of the target business.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations (continued)

Up to an aggregate of $1,150,000 of interest earned (net of taxes) on the Trust Account balance may be released to us to fund working capital requirements and additional funds may be released to fund our income tax obligations. The Company believes that these amounts will be sufficient to allow us to operate at least through February 2011, assuming that a Business Combination is not consummated during that time. Over this time period, The Company anticipates making the following expenditures:

approximately $300,000 of expenses for legal, accounting and other expenses attendant to the due diligence investigations, structuring and negotiation of a Business Combination;

approximately $50,000 of expenses for the due diligence and investigation of a target business;

approximately $120,000 of expenses in legal and accounting fees relating to our Securities and Exchange Commission reporting obligations;

approximately $180,000 of expenses in fees relating to our office space and certain general and administrative services; and

approximately $500,000 for general working capital that will be used for miscellaneous expenses and reserves, including director and officer liability and other insurance premiums, finders fees, consulting fees or other similar compensation, potential deposits, down payments or funding of a no-shop provision with respect to a particular Business Combination.

The Company have been obligated, since February 13, 2008, to pay a monthly fee of $7,500 to Bantry Bay Ventures  Asia, LLC, an affiliate of one of the Founders, for office space and certain administrative, technology and secretarial services provided by that company. The Company expects to pay this monthly fee until the time that the Company effect a Business Combination.

The initial target business or businesses with which the Company combines must have a collective fair market value equal to at least 80% of the balance in the Trust Account (excluding deferred underwriters' discounts of $1,449,000). The Company believes that the net proceeds held in trust will be sufficient to allow us to consummate a Business Combination. However, because we have not yet identified with any degree of certainty any particular target business, we cannot ascertain the capital requirements for any particular transaction.

It is possible that the Company may not use all of the proceeds held in the Trust Account in connection with a Business Combination, either because the consideration for the Business Combination is less than the proceeds in trust or because the Company finance a portion of the consideration with capital stock or debt securities that the Company can issue. In that event, the proceeds held in the Trust Account, as well as any other net proceeds not expended, will be used to finance the operations of the target business or businesses.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations (continued)

However, if the net proceeds held in trust prove to be insufficient, either because of the size of the target business, the depletion of the available net proceeds expended in search of a target business, or our obligation to convert into cash up to 29.99% of the shares held by the Public Shareholders as described in Note 1 of our financial statements, the Company may be required to seek additional financing through the issuance of additional shares of our common or preferred stock, or obtain acquisition financing from a commercial or other lender, to complete a Business Combination.

The issuance of additional capital stock, including upon conversion of any convertible debt securities the Company may issue, or incurrence of debt could have material consequences on our business and financial condition, as it:

●	may significantly reduce the equity interest of our shareholders;

●
will likely cause a change in control if a substantial number of our shares of common stock or voting preferred stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may also result in the resignation or removal of one or more of our present officers and directors; and

●	may adversely affect prevailing market prices for our common stock.

Similarly, if the Company issue debt securities, it could result in:

●	default and foreclosure on our assets if our operating revenues after a Business Combination are insufficient to pay our debt obligations;

●
acceleration of our obligations to repay the indebtedness even if the Company make all principal and interest payments when due if the Company breach the covenants contained in any debt securities, such as covenants that require the satisfaction or maintenance of certain financial ratios or reserves, without a waiver or renegotiation of such covenants;

●	an obligation to immediately repay all principal and accrued interest, if any, upon demand to the extent any debt securities are payable on demand; and

●
our inability to obtain additional financing, if necessary, to the extent any debt securities contain covenants restricting our ability to obtain additional financing while such security is outstanding, or to the extent our existing leverage discourages other potential investors.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations (continued)

Further, as of the date of this Report and for the past several months, the financial markets generally, and the credit markets in particular, are and have been experiencing substantial turbulence and turmoil, and extreme volatility, both in the United States and, increasingly, in other markets worldwide. Although the Company believe that the U.S. Federal Reserve Bank, as well as the central banks throughout Europe and Asia, have taken extraordinary measures to seek to avert what has been commonly referred to in the business press as a liquidity crisis, the Company cannot assure you that any of their actions or any other actions or events will have a positive impact and cause the present situation to dissipate. The current market situation has resulted generally in substantial reductions in available loans to a broad spectrum of businesses, increased scrutiny by lenders of the credit-worthiness of borrowers, more restrictive covenants imposed by lenders upon borrowers under credit and similar agreements and, in some cases, increased interest rates under commercial and other loans. If the Company requires or is relying upon additional financing to complete a Business Combination, the Company cannot assure you that such financing will be available upon commercially acceptable terms or at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular Business Combination, the Company would be compelled to either restructure the transaction or abandon that particular Business Combination and seek to effect a Business Combination with an alternative target business. If the Company fails to complete a specific Business Combination after expending substantial management time and attention and substantial costs for accountants, attorneys, and others, such costs likely would not be recoverable, which could materially adversely affect subsequent attempts to locate and combine with another target business within the required time frame. In addition, even if the Company do not need additional financing to consummate a Business Combination, the Company may require additional financing to fund the operations or growth of the target business. The failure to secure such financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with, or following, a Business Combination.

If the Company is unable to complete a Business Combination on or prior to the Business Combination period (24 months from the effective date of our Offering, or 36 months if extended), the Company will be forced to liquidate. If the Company is forced to liquidate, the per share liquidation amount may be less than the initial per unit public offering price because of the underwriting commissions and expenses related to our Offering and because of the value of the warrants in the per unit offering price. Additionally, if third parties make claims against us, the offering proceeds held in the Trust Account could be subject to those claims, resulting in a further reduction to the per share liquidation price. Under Marshall Islands law, our shareholders who may have received distributions from us may be held liable for claims by third parties to the extent such claims are not paid by us. Furthermore, our warrants will expire as worthless if the Company liquidates before the Company complete a Business Combination.

For more detailed descriptions of the proceeds generated in our Private Placement and Offering and a discussion of the use of such proceeds, we refer you to Notes 1 and 6 of our financial statements included in Item 1 of this Report, and the discussion under Item 2 of Part II of this Report.

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations (continued)

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Our actual results could materially differ from those estimates. We refer you to Note 2 of our financial statements included in Item 1 of Part I of this Report for a summary of our significant accounting policies.

Off-Balance Sheet Arrangements

Warrants issued in conjunction with our Offering are equity linked derivatives and accordingly represent off-balance sheet arrangements. The warrants meet the scope exception in paragraph 11(a) of Financial Accounting Standards (FAS) 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity. The Company does not otherwise have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons, also known as special purpose entities.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Not applicable as the Company is a smaller reporting company.

Item 4T.Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, of the effectiveness of our disclosure controls and procedures as of September 30, 2008. Based on that evaluation, our principal executive officers and principal financial officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in reports that the Company file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

During the most recently completed fiscal quarter, there has been no significant change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting as such term is defined in Rules 13a-15 and 15d-15 of the Exchange Act.

PART II  OTHER INFORMATION

Item 1.Legal Proceedings.

None.

Item 1A.Risk Factors.

There have been no material changes to the risk factors previously disclosed in the registration statement on Form S-1 (File No. 333-146229) filed in connection with our initial public offering, which the Securities and Exchange Commission declared effective on February 8, 2008.

Item 2.Unregistered Sales of Equity Securities and Use of Proceeds.

The Company sold to the underwriters of our initial public offering and certain of our directors, officers and founding shareholders an aggregate of 1,873,684 founder warrants at a purchase price of $0.95 per warrant for an aggregate purchase price of $1,780,000. This purchase took place on a private placement immediately prior to the consummation of our initial public offering. This issuance was made pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions were paid with respect to such sale. The net proceeds of this private placement were deposited in the trust account maintained by Continental Stock Transfer & Trust Company.

Item 3.Defaults upon Senior Securities.

Not applicable.

Item 4.Submission of Matters to a Vote of the Security Holders.

None.

Item 5.Other Information.

Not applicable.

Item 6.Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the dates indicated below.

BBV VIETNAM S.E.A. ACQUISITION CORP.
By: /s/ Eric M. Zachs
Eric M. Zachs
President

Date: November 14, 2008